Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Pilgrim Bank	100%	Massachusetts
48 South Main Street Corporation*	100%	Massachusetts
40 South Main Street Realty Trust*	100%	Massachusetts
800 CJC Realty Corporation*	100%	Massachusetts

*	Subsidiary of Pilgrim Bank